Exhibit 12

                           PSEG ENERGY HOLDINGS L.L.C.(A)
               Computation of Ratios of Earnings to Fixed Charges
                             (thousands of dollars)

                                      For the Six Months        Year ended    Year ended    Year ended    Year ended    Year ended
                                        Ended June 30,          December 31,  December 31,  December 31,  December 31,  December 31,
                                       2002        2001            2001          2000          1999          1998          1997
                                     ---------------------      ------------  ------------  ------------  ------------  ------------
Earnings as Defined in
  Regulation S--K (B):
Pre-tax income from Continuing
  Operations ......................  (487,757)        97,780       247,450      171,443       178,411      102,660         84,867
(Income)/Loss from equity
  investees net of distributions ..   (14,455)       (32,415)      (91,199)      10,341        80,995       47,182        (14,534)
Fixed Charges .....................   113,605         84,098       198,837      157,470       105,840       93,936         76,505
Amortization of capitalized
  interest ........................       445            159           647          235         2,104        2,543          1,257
Capitalized interest ..............    (4,881)       (10,262)      (16,127)     (20,760)       (8,484)      (1,181)        (5,065)
                                     --------        -------       -------      -------       -------      -------        -------
Earnings ..........................  (393,042)       139,360       339,608      318,729       358,866      245,140        143,030
                                     ========        =======       =======      =======       =======      =======        =======

Fixed Charges as Defined in
  Regulation S--K (C):
Total interest expensed and
  capitalized .....................   112,158         82,606       195,899      154,648       102,917       91,548         74,582
Interest in rental expense ........     1,447          1,492         2,938        2,822         2,923        2,388          1,923
                                     --------        -------       -------      -------       -------      -------        -------
Total Fixed Charges ...............   113,605         84,098       198,837      157,470       105,840       93,936         76,505
                                     ========        =======       =======      =======       =======      =======        =======
Ratio of Earnings to Fixed
  Charges .........................     (3.46)          1.66          1.71         2.02          3.39         2.61           1.87
                                     ========        =======       =======      =======       =======      =======        =======

(A) PSEG Energy Holdings L.L.C. is the successor to PSEG Energy Holdings Inc. On October 1, 2002 PSEG Energy Holdings Inc. was merged into PSEG Energy Holdings L.L.C.

(B) The term "earnings" shall be defined as pre-tax income from continuing operations before adjustment for minority interests or income or loss from equity investees. Add fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period, (b) amortization of capitalized interest and (c) distributed income of equity investees. From the total, subtract interest capitalized.

(C) Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, and (c) an estimate of interest implicit in rentals.